            Exhibit 99.1

Strong operational performance boosts TransAlta’s third quarter results

Third Quarter Highlights:

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Earnings of $0.27 per share compared to $0.18 per share in 2004

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Generated cash flow from operations of $148.5 million

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Higher generation margins, strong operational performance contribute to results

CALGARY, Alberta (October 20, 2005) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced net earnings of $52.1 million ($0.27 per share), compared to $35.8 million ($0.18 per share) for the third quarter 2004.  Included in the 2005 third quarter net earnings is a $13.0 million ($0.07 per share) income tax recovery related to prior periods.  Cash generated from operating activities for the quarter was $148.5 million, compared to $142.6 million for the comparable quarter in 2004.

“Our operations performed well, increasing both availability and production and allowing us to capture some improving market opportunities,” said Steve Snyder, TransAlta president and CEO.

For the nine months ended September 30, 2005, net earnings were $128.6 million or $0.66 per share compared to $108.1 million or $0.56 per share the year prior.  Cash flow from operations was $407.5 million for the nine months ending September 30, 2005 versus $415.3 million for the same period in 2004.  Capital expenditures during the first nine months of 2005 were $221.9 million compared to $268.1 million for the first nine months of 2004.  Net debt was also reduced by $200.4 million at September 30, 2005.

  TransAlta consolidated financial highlights

(In millions except per share amounts)	3 months ended September 30				9 months ended September 30
	2005		2004		2005		2004
	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share
Revenue	$ 722.9		$ 678.2		$ 2,028.4		$1,926.1
Net earnings from continuing operations	$ 52.1	$ 0.27	$ 35.8	$ 0.18	$ 128.6	$ 0.66	$ 98.5	$ 0.51
Gain on disposal of discontinued operations, net of tax	-	-	-	-	-	-	$ 9.6	$ 0.05
Net earnings	$ 52.1	$ 0.27	$ 35.8	$ 0.18	$ 128.6	$ 0.66	$ 108.1	$ 0.56
Comparable earnings*	$ 39.1	$ 0.20	$ 33.8	$ 0.17	$ 115.6	$ 0.59	$ 90.9	$ 0.47
Cash flow from operating activities	$ 148.5		$ 142.6		$ 407.5		$ 415.3

	3 months ended September 30		9 months ended September 30
	2005	2004	2005	2004
Availability (%)	89.8	88.0	89.1	88.8
Production (GWh)	13,172	12,685	38,402	38,146
Electricity trading volumes (GWh)	31,163	25,280	72,516	61,269
Gas trading volumes (million GJ)	143.7	130.8	298.5	313.6

* Presenting earnings on a comparable basis from period to period provides management with the ability to evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation of this non-GAAP financial measure can be found on page 16 of the MD&A.

-more-

In the third quarter 2005, TransAlta:

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Signed a long-term major maintenance strategic partnership with Alstom Canada.

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Successfully returned to service its 279 megawatt Wabamun unit four plant after a forced shut down of the facility due to the CN train derailment and resulting oil spill into Lake Wabamun, Alberta.

TransAlta will be re-filing its 2004 consolidated financial statements for the sole purpose of restating Note 26 - U.S. GAAP.  There was no impact on results reported under Canadian GAAP.  Details on the U.S. GAAP restatement can be found on page 15 of the MD&A.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile for investors by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Daniel J. Pigeon

Senior Media Relations Advisor

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager:  (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com